SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                  Press Release

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Eiger Technology, Inc.


Date: September 10, 2001      Mr. Gerry A. Racicot
                                    President

                         [LOGO] Eiger technology, inc.

                    Onlinetel to Launch VoIP Gateway Solution

Toronto, ON - September 10, 2001- Eiger Technology (TSE: AXA, OTCBB: ETIFF) subsidiary Onlinetel Inc. announced today it will be launching it's Enterprise based VoIP Gateway Solution (Gateway Solution), enabling businesses of any size with multiple locations to eliminate 100% of their interoffice long distance charges. The Gateway Solution, which completed its beta test in August, will launch officially on September 24th, 2001. In addition to the elimination of interoffice long distance, the Gateway Solution also allows businesses to cancel local lines that carry long distance, which typically run $40.00 per month, per line on average.

When installed between multiple offices, the Gateway Solution creates a Virtual Private Voice Network (VPVN) utilizing the customers existing bandwidth. This is not unlike a typical Virtual Private Network (VPN) that businesses currently use to send data between offices over the Internet, except rather than sending only data over their bandwidth, they can now send both data and voice. The Onlinetel Gateway Solution hardware is located at a customer's premise and operates behind their existing firewall, ensuring complete voice security.

With the Gateway Solution installed, the cost savings are derived from businesses not using the Public Switch Telephone Network (PSTN) to call each other, which is the standard network for voice that has been in place for decades. Gaining access to the PSTN requires that a customer subscribe to a long distance provider and a local line carrier such as Bell or AT&T to make calls. Onlinetel's Gateway eliminates the need for both a long distance provider on lines that call interoffice and a local line carrier that would carry voice traffic.

Commenting on the launch Jason Jakob, Chief Technology Officer of Onlinetel stated, "I am very pleased with the speed in which we have prepared ourselves internally for launch and look forward to advancing out of test mode and into market ready mode over the next few weeks."

John Stix, Co-Founder and VP of Marketing at Onlinetel added, "The cost savings that we have demonstrated through our new platform has been well received by businesses of all size and we will be directly marketing the Gateway Solution to our existing base of business customers around mid month. In addition, we anticipate signing some channel partners with significant distribution capabilities, to ensure penetration in the marketplace across Canada."

Onlinetel is a Next Generation telecommunications software and services company, which harnesses the power of soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to residential and corporate customers. Utilizing softswitch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, over the Internet, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel's website: www.onlinetel.com

Eiger Technology, Inc. is headquartered in Toronto, Ontario. Eiger, through Onlinetel, offers Voice over IP services to the Canadian long distance market. Through its Eiger Net and K-Tronik facilities in South Korea and North America, Eiger manufactures and distributes electronic and computer peripherals and electronic ballasts to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol:AXA). Visit Eiger Technology, Inc's. Website at www.eigertechnology.com

                                      -30-

For More Information, Please Contact:
Roland P.Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.